SESI, L.L.C.

1001 Louisiana Street, Suite 2900

Houston, Texas 77002

March 5, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549-4628

Re:	SESI, L.L.C.
Registration Statement on Form S-4, File No. 333-223256

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SESI, L.L.C., a Delaware limited liability company and wholly-owned direct subsidiary of Superior Energy Services, Inc., a Delaware corporation, on its own behalf and on behalf of the other registrants of the above captioned Registration Statement, hereby requests acceleration of the effective time of the above referenced Registration Statement on Form S-4, to March 7, 2018 at 3:00 p.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions, please call John M. Greer of Latham & Watkins LLP at (713) 546-7472.

Very truly yours,

SESI, L.L.C.

By:	/s/ Westervelt T. Ballard, Jr.
	Name:	Westervelt T. Ballard, Jr.
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

cc:	William B. Masters, Superior Energy Services, Inc.
Jennifer N. Phan, Superior Energy Services, Inc.
Ryan J. Maierson, Latham & Watkins LLP
John M. Greer, Latham & Watkins LLP